

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2013

<u>Via E-mail</u>
Mr. W. Anderson Bishop
Chief Financial Officer
Hallador Energy Company
1660 Lincoln Street, Suite 2700
Denver, Colorado 80264-2701

      Re: Hallador Energy Company
             Form 10-K for Fiscal Year Ended December 31, 2012
             Filed March 7, 2013
             File No. 001-34743

Dear Mr. Bishop:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ John Reynolds

                                John Reynolds
                                Assistant Director